Exhibit 99.1

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Second Quarter of 2021

Declares Dividend of $0.25 per Common Share

Expanded Fleet by over 50% in Year to Date

LONDON, ENGLAND — August 5, 2021 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three and six month periods ended June 30, 2021.

Second Quarter 2021 and Year To Date Highlights

- Reported operating revenue of $82.9 million for the second quarter 2021. Operating revenue for the six months ended June 30, 2021, was $155.9 million.

- Reported net income available to common shareholders of $30.1 million for the second quarter 2021 after $7.8 million net gain from sale of the 2,272 TEU 2001 built, containership, La Tour and a prepayment fee of $1.4 million on the completion of the refinancing of our Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (“Odyssia Credit Facilities”), giving normalized net income(3) for the quarter of $23.7 million.

- For the six months ended June 30, 2021, net income available to common shareholders was $34.2 million, after $5.8 million premium paid on the full optional redemption of our outstanding 9.875% Senior Secured Notes due 2022 (“2022 Notes”) on January 20, 2021, an associated non-cash write off of deferred financing charges of $3.7 million and of original issue discount of $1.1 million, a non-cash charge of $1.3 million for accelerated stock based compensation expense,the prepayment fee of $1.6 million on the partial repayment of the Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of our Odyssia Credit Facilities and the $7.8 million net gain from sale of La Tour, giving normalized net income(3) for the six months of $41.5 million.

- Generated $51.5 million of Adjusted EBITDA(3) for the second quarter 2021. Adjusted EBITDA for the six months ended June 30, 2021 was $96.2 million.

- Earnings per share for the second quarter of 2021 was $0.83. Earnings per share for the six months ended June 30, 2021 was $1.00.

- Declared a dividend of $0.25 per Class A common share for the second quarter of 2021 to be paid on September 3, 2021 to common shareholders as of August 23, 2021. Paid a dividend of $0.25 per Class A common share for the first quarter 2021 on June 3, 2021 to common shareholders of record as of May 24, 2021, more than double the $0.12 per Class A common share announced on January 12, 2021, as a result of fleet growth and success in rechartering.

- During the second quarter 2021, raised $23.6 million net proceeds under the ATM program for the 8.75% Series B Preferred Shares (“Series B Preferred Shares”). During the period from July 1, 2021 through August 4, 2021, a further $6.4 million net proceeds was raised under this ATM program. Since the inception of this ATM program a total of $60.8 million net proceeds has been raised.

- During the second quarter 2021, raised a further $7.6 million net proceeds under the ATM program for the 8.00% Senior Unsecured Notes due 2024 (“2024 Notes”). The total outstanding 2024 Notes as at June 30, 2021 was $117.5 million, which includes the issuance of $35.0 million of the 2024 Notes to the sellers of 12 vessels, as part of the consideration. Since the inception of this ATM program a total of $50.9 million net proceeds has been raised.

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- During the period from April 1, 2021 through August 4, 2021, took delivery of seven 6,000 TEU Post-Panamax containerships purchased for an aggregate price of $116.0 million, and chartered them back to Maersk Line, as announced in the press release of February 9, 2021. In April 2021, entered into a new credit facility with HCOB for six of these seven ships and drew down all tranches of $10.7 million each, amounting to a total of $64.2 million. One tranche was drawn down in July. The seventh vessel was financed by a sale and leaseback agreement with Neptune for $14.7 million.

- On April 13, 2021, Kelso and Maas Capital sold an aggregate of 5,175,000 Class A common shares in an underwritten public offering at $12.50 per share. Our free float increased, although we did not receive any proceeds from the sale of these Class A common shares.

- On April 16, 2021, drew down in full on a new $51.7 million secured credit facility to refinance one of the three existing tranches of the Odyssia Credit Facilities that had a maturity date on June 30, 2022. The second tranche was refinanced on May 7, 2021 with a new $51.7 million secured credit facility. The third tranche was refinanced on May 27, 2021, with a new $54.0 million sale and leaseback agreement with CMBFL.

- On June 8, 2021, announced agreement to purchase from Borealis Finance LLC, 12 containerships with an average size of approximately 3,000 TEU and a weighted average age of 11 years for an aggregate purchase price of $233.9 million. All 12 vessels were delivered between July 15 and July 29, 2021. In July 2021, entered into a new syndicated credit facility with HCOB and Credit Agricole for a total of $140.0 million to part finance the purchase price. The remaining purchase price was financed by cash on hand and the issuance of $35.0 million of our existing 2024 Notes to the sellers of the ships.

- On June 16, 2021, announced agreement to purchase four 5,470 TEU ultra-high reefer capacity Panamax containerships with an average age of approximately 11 years for an aggregate purchase price of $148.0 million. On delivery, the ships will be chartered to a leading liner operator for a firm period of three years each, with a charterer’s option for a period of an additional three years. The ships are scheduled for delivery during the third and fourth quarter of 2021. The purchase price is expected to be covered by cash on hand and new senior secured debt.

- On June 30, 2021, sold the 2,272 TEU 2001 built, La Tour, for net proceeds of $16.5 million resulting in a net gain of $7.8 million.

- On July 12, 2021, Moody’s upgraded the Corporate Family Rating to B1 / Stable from B2 / Positive.

- Between January 1 and August 4, 2021, including the charters on the 23 ships we have either purchased or contracted to purchase year to date, we have added 40 charters (including extensions), representing approximately $906 million of contracted revenues and $662 million of expected aggregate Adjusted EBITDA - calculated on the basis of the median firm periods of the respective charters. 18 charters were for 1,100 – 3,500 TEU feeder ships, eight were for 4,250 – 5,470 TEU Panamax ships, and 14 were for 5,900 – 6,800 TEU Post-Panamaxes. Charter durations ranged from approximately 21 months to five years, with shorter durations for the smaller ships and longer durations for the larger ships. Rates were up significantly against those previously contracted.

George Youroukos, Executive Chairman of Global Ship Lease, stated, “Moving into the summer months, the containership charter market has continued to reach new heights, driven by strong underlying containerized trade and an ongoing tightness in the supply of ships. These strong fundamentals, combined with continued port congestion and a generally overburdened logistics supply chain, have resulted in effectively full employment of the global fleet, which has, in turn, driven charter rates to record highs and has led to extended charter durations, now several times what they have been throughout the last decade. Looking forward, we are very encouraged to see a highly constrained supply of containerships through at least 2023/2024, particularly in the mid-sized asset classes where we focus, and a prospective long tail of containership demand supported by both high consumer demand for imported goods and anticipated restocking simply to restore retail inventories to more normalized levels. We also factor in the tougher environmental regulations that are set to come into effect starting in January 2023. Compliance with these new regulations will not only have a positive environmental impact by reducing emissions, but will also require much of the global containership fleet to slow down substantially, thus reducing effective capacity, with a one knot reduction in speed equating to a reduction of approximately 5-6% in fleet capacity.”

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“Against this backdrop, we have remained very active in acquiring high-quality containerships with strong return profiles and minimal downside risk. Already in 2021, we have grown our fleet by over 50% while adding over $900 million of contracted revenues and over $660 million of contracted estimated Adjusted EBITDA. Our ability to continuously engage in immediately accretive growth throughout the mid-sized and smaller vessel classes, and to unlock the full potential of vessels with best-in-class reefer capacity, has proven the strength and scalability of the Global Ship Lease platform while also dramatically expanding our earnings and contracted revenues. Even as we continue to grow by taking delivery of recently acquired vessels and pursuing further such acquisitions as meet our criteria, we also expect to realize meaningful earnings growth in the coming months as a number of our ships renew charters in the hottest market in recent memory. This combination of highly supportive fundamentals, a proven strategy, and clear visibility on both contracted cashflows and attractive growth opportunities puts GSL in a strong position to continue generating excellent returns and ensuring a reliable and appealing dividend for our shareholders.”

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “In tandem with the commercial success that we have achieved, with new multi-year charters ensuring that we will benefit from the current market strength well into the future, we have continually seized opportunities to optimize our balance sheet and improve our long-term financial strength. In the first seven months of 2021, by the full redemption of our restrictive 2022 Senior Secured Notes and our other refinancing initiatives, we have refinanced $377.2 million of debt, removing all material maturities through end 2022, and dramatically improved our debt service and amortization profile while reducing our blended cost of debt from 6.3% to 5.2%. With the enhanced financial capabilities provided by these improved borrowing terms and affirmed by a further credit rating upgrade from Moody’s early in the third quarter, we remain continually active to ensure that the true strength and long-term prospects of our business are fully reflected throughout our balance sheet and capital structure.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Operating Revenue (1)	82,871	71,376	155,851	142,323
Operating Income	45,404	29,682	75,676	50,078
Net Income (2)	30,065	12,605	34,224	13,226
Adjusted EBITDA (3)	51,469	42,655	96,212	82,634
Normalized Net Income (3)	23,733	13,943	41,498	24,420

(1) Operating Revenue is net of address commissions which represents a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate. Brokerage commissions are included in “Time charter and voyage expenses”.

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measure to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

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 Revenue and Utilization

Revenue from fixed-rate, mainly long-term, time-charters was $82.9 million in the three months ended June 30, 2021, up $11.5 million (or 16.1%) on revenue of $71.4 million for the prior year period. The increase in revenue is principally due to (i) a 3.9% increase in ownership days, due to the addition of six vessels during the second quarter 2021, to 4,255 in the quarter, compared to 4,095 in the second quarter 2020 (ii) a reduction in planned offhire days from 210 in the second quarter of 2020 to 168, (iii) increased revenue on charter renewals at higher rates from Maira, Nikolas, Dolphin II, Athena, Orca I, Ian H, GSL Ningbo and Julie, partially offset by decreases in revenue on renewals at lower rates from Maira XL, CMA CGM Alcazar, CMA CGM Chateau d’If and MSC Tianjin and, (iv) less idle time, down to 12 days in the second quarter 2021 from 194 in the second quarter 2020 mainly due to GSL Matisse and Utrillo which were held for sale as at June 30, 2020 and were sold in July 2020. The 168 days of offhire for dry dockings in the second quarter 2021 were attributable to five regulatory dry-docking. With 12 days idle time and 36 days of unplanned offhire days, utilization for the second quarter 2021 was 94.9%. In the comparative period of 2020, the 210 days of offhire for dry-dockings were mainly attributable to three dry-dockings in progress as of June 30, 2020, one for regulatory reasons and two for scrubber installation on Agios Dimitrios and MSC Qingdao. With 161 days idle time for GSL Matisse and Utrillo prior to their sale, 33 idle days for Julie and GSL Christen between charters and 20 days of unplanned offhire days, utilization was 89.6%.

For the six months ended June 30, 2021, revenue was $155.9 million, up $13.6 million (or 9.6%) on revenue of $142.3 million in the comparative period, mainly due to the factors noted above.

The table below shows fleet utilization for the three and six months ended June 30, 2021 and 2020, and for the years ended December 31, 2020, 2019, 2018 and 2017.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2021	2020	2021	2020	2020	2019	2018	2017

Ownership days	4,255	4,095	8,125	8,111	16,044	14,326	7,675	6,570
Planned offhire - scheduled dry-dock	(168)	(210)	(195)	(434)	(687)	(537)	(34)	(62)
Unplanned offhire	(36)	(20)	(61)	(59)	(95)	(105)	(17)	(40)
Idle time	(12)	(194)	(27)	(250)	(338)	(164)	(47)	-
Operating days	4,039	3,671	7,842	7,368	14,924	13,520	7,577	6,468

Utilization	94.9%	89.6%	96.5%	90.8%	93.0%	94.4%	98.7%	98.4%

Two dry-dockings for regulatory requirements were completed in the quarter and as of June 30, 2021, three such dry-docking were in progress. In 2021, we anticipate eight further dry dockings for the existing fleet.

Vessel Operating Expenses

Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 16.1% to $28.1 million for the second quarter 2021, compared to $24.2 million in the comparative period. The increase of $3.9 million was mainly due to 160 or 3.9% net additional ownership days in the second quarter 2021 as a result of the acquisition and delivery of six vessels since April 1, 2021, all of which are Post-Panamax with on average higher daily operating expenses, offset by the disposal of GSL Matisse and Utrillo in July 2020 and due to crew replacement and delivery of spares which were significantly reduced in prior year periods as a result of COVID-19 restrictions and delays. The average cost per ownership day in the quarter was $6,609, compared to $5,902 for the prior year period, up $707 per day, or 12.0%.

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For the six months ended June 30, 2021, vessel operating expenses were $52.4 million, or an average of $6,450 per day, compared to $49.7 million in the comparative period, or $6,125 per day, an increase of $325 per ownership day, or 5.3%.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $2.1 million for the second quarter 2021, compared to $2.7 million in the second quarter of 2020. The decrease is mainly due to the decrease in idle days and unplanned off hire days resulting in lower costs for bunker fuel for owner’s account.

For the six months ended June 30, 2021, time charter and voyage expenses were $3.9 million, or an average of $479 per day, compared to $6.2 million in the comparative period, or $762 per day, a decrease of $283 per ownership day, or 37.1%.

Depreciation and Amortization

Depreciation and amortization for the second quarter 2021 was $13.1 million, compared to $11.6 million in the second quarter of 2020. The increase in the amortization expense is due to the nine drydockings that have been completed since July 1, 2020. Depreciation was increased due to the acquisition of six vessels since April 1, 2021.

Depreciation for the six months ended June 30, 2021 was $25.5 million, compared to $23.1 million in the comparative period, with the increase being due to the addition of six vessels since July 1, 2020.

Gain on sale of vessel and impairment of vessels

The 2001-built, 2,272 TEU containership, La Tour, was sold on June 30, 2021 for net proceeds of $16.5 million resulting in a gain of $7.8 million. As of March 31, 2020, we had an expectation that the 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of these two asset groups and an impairment charge of $7.6 million was recognized. An additional impairment charge of $0.9 million was recognized on these two vessels in the three months ended June 30, 2020 for a total of $8.5 million in the six month period ended June 30, 2020. The two vessels were sold in July 2020.

General and Administrative Expenses

General and administrative expenses were $1.9 million in the second quarter 2021, compared to $2.3 million in the second quarter of 2020. The decrease was mainly due to the non-cash effect of accelerated stock based compensation expense recognized in the second quarter of 2020. The average general and administrative expense per ownership day for the second quarter 2021 was $436, compared to $567 in the comparative period, a decrease of $131 or 23.1%.

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For the six months ended June 30, 2021, general and administrative expenses were $6.1 million, compared to $4.8 million in the comparative period mainly due to the non-cash effect of accelerated stock based compensation expense recognized in the first quarter of 2021. The average general and administrative expense per ownership day for the six-month period ended June 30, 2021 was $755, compared to $587 in the comparative period, an increase of $168 or 28.6% mainly due to the non-cash effect of the accelerated stock based compensation expense.

Adjusted EBITDA

Adjusted EBITDA was $51.5 million for the second quarter 2021, up from $42.7 million for the second quarter of 2020, with the net increase being mainly due to the increased operating days and the addition of six vessels since July 1, 2020.

Adjusted EBITDA for the six months ended June 30, 2021 was $96.2 million, compared to $82.6 million for the comparative period, with the increase being due to the addition of six vessels since July 1, 2020.

Interest Expense and Interest Income

Debt as at June 30, 2021 totaled $835.4 million, comprising $684.2 million secured debt collateralized by our vessels, $68.7 million from sale and leaseback financing transactions and $82.5 million of unsecured indebtedness on our 2024 Notes. As of June 30, 2021, none of our vessels were unencumbered.

Debt as at June 30, 2020 totaled $845.0 million, comprising $267.0 million of indebtedness on our 2022 Notes and $4.7 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels in the legacy GSL fleet, $59.0 million of unsecured indebtedness on our 2024 Notes, and $514.3 million other secured debt collateralized by our other vessels. As of June 30, 2020, five of our vessels were unencumbered.

Interest and other finance expenses for the second quarter 2021 were $14.0 million, a decrease of $2.0 million, or 12.5%, on the interest and other finance expenses for the second quarter of 2020 of $16.0 million. The decrease is mainly due to the full repayment of our expensive 2022 Notes in January 2021 and the partial repayment of our Blue Ocean Junior Credit Facility in February 2021 offset by the prepayment fee of $1.4 million paid in the second quarter on the repayment and completion of the refinancing of our Odyssia Credit Facilities and the interest on the new loan with HCOB and new sale and leaseback agreement with Neptune.

Interest and other finance expenses for the six months ended June 30, 2021 were $39.3 million, an increase of $3.8 million, or 10.7%, on the interest and other finance expenses for the comparative period, of $35.5 million. The increase is mainly due to $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021 compared to $2.3 million premium paid on the redemption $46.0 million of the 2022 Notes in March 2020 plus the acceleration of deferred financing charges of $3.7 million, and the acceleration of amortization of original issue discount associated with the redemption of the 2022 Notes of $1.1 million plus the prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility, plus the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of our Odyssia Credit Facilities and the interest on a new loan with HCOB and a new sale and leaseback agreement with Neptune, offset by decrease in LIBOR.

Interest income for the second quarter 2021 was $0.1 million, compared to $0.2 million for the second quarter of 2020. Interest income for the six months period ended June 30, 2021 was $0.3 million, compared to $0.8 million for the comparative period.

Other Income/(Expenses), Net

Other income, net was $0.6 million in the three months ended June 30, 2021, compared to an expense, net of $0.4 million in the second quarter of 2020.

Other income, net was $0.9 million in the six months period ended June 30, 2021, compared to an other expense, net of $0.4 million in the comparative period.

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Taxation

Taxation for the three months ended June 30, 2021 was $nil, compared to a credit of $3,000 in the second quarter of 2020.

Taxation for the six months ended June 30, 2021 was $nil, compared to a credit of $3,000 in the six months ended June 30, 2020.

Earnings Allocated to Preferred Shares

Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the second quarter 2021 was $2.0 million, compared to $0.9 million for the second quarter of 2020. The increase is due to additional Series B Preferred Shares issued under our ATM program since June 2020. The cost was $3.5 million in the six months ended June 30, 2021, compared to $1.8 million for the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended June 30, 2021 was $30.1 million, including $7.8 million net gain on the sale of La Tour and the prepayment fee of $1.4 million on the completion of the refinancing of our Odyssia Credit Facilities. Net income available to common shareholders for the prior period was $12.6 million after $0.9 million impairment charges associated with the decision to dispose of GSL Matisse and Utrillo and $0.4 million for accelerated stock based compensation expense due to vesting.

Net income available to common shareholders for the six months ended June 30, 2021 was $34.2 million, after the $7.8 million net gain on the sale of La Tour, the prepayment fee of $1.6 million on the partial repayment of our Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of our Odyssia Credit Facilities, the non-cash effect of $1.3 million for accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, and associated accelerated amortization of $3.7 million deferred financing charges and $1.1 million original issue discount. Net income available to common shareholders for the prior period was $13.2 million after $8.5 million non-cash impairment charges associated with the decision to dispose of GSL Matisse and Utrillo, the non-cash effect of $0.4 million for accelerated stock based compensation expense due to vesting, and $2.3 million premium paid on the redemption of $46.0 million of our 2022 Notes in February 2020.

Normalized net income for the three months ended June 30, 2021, was $23.7 million, before the $7.8 million net gain on the sale of La Tour and the prepayment fee of $1.4 million paid on the repayment of our Deutsche, CIT, HCOB, Entrust Blue Ocean Credit Facility. Normalized net income for the three months ended June 30, 2020, was $13.9 million, before the $0.9 million impairment charges associated with the decision to dispose of GSL Matisse and Utrillo and $0.4 million for accelerated stock based compensation expense due to vesting.

Normalized net income for the six months period ended June 30, 2021 was $41.5 million before the $7.8 million net gain on the sale of La Tour, a prepayment fee of $1.6 million on the partial repayment of our Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of our OdyssiaCredit Facilities, the non-cash effect of $1.3 million for accelerated stock based compensation expense, $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, and the associated accelerated amortization of $3.7 million deferred financing charges and $1.1 million original issue discount. Normalized net income in the comparative period was $24.4 million, before the $8.5 million non-cash impairment charges associated with the decision to dispose of GSL Matisse and Utrillo, the non-cash effect of $0.4 million for accelerated stock based compensation expense and $2.3 million premium paid on the redemption of $46.0 million of our 2022 Notes in February 2020.

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Fleet

Our fleet comprises 65 containerships, of which - as at August 4, 2021 – four have yet to be delivered. The first table below presents the fleet prior to the vessel acquisitions announced year to date (the “Status Quo Fleet”); the second shows the 23 ships purchased and contracted to be purchased year to date (the “Purchased Fleet”).

Status Quo Fleet

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
Maira XL(1)	9,115	31,820	2015	ONE	2Q22	3Q22	31,650
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000 (2)
MSC Qingdao	8,603	34,609	2004	MSC	2Q24	3Q24	23,000 (2)
GSL Ningbo	8,603	34,340	2004	MSC	1Q23	3Q23	22,500
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (3)	16,500 (3)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24 (3)	14,500 (3)
GSL Grania	7,847	29,190	2004	Maersk	4Q22	4Q24 (3)	14,500 (3)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk	3Q23	4Q23	35,000 (4)
GSL Nicoletta	6,840	28,070	2002	MSC(5)	3Q24	4Q24	13,500(5)
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	1Q26	34,000(6)
Agios Dimitrios	6,572	24,931	2011	MSC	4Q23	1Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23(7)	12,500(7)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	14,500(8)
Ian H	5,936	25,128	2000	ZIM	2Q24	3Q24	32,500(8)
Dolphin II	5,095	20,596	2007	OOCL	1Q22	2Q22	24,500
Orca I	5,095	20,633	2006	Maersk	2Q24	3Q25	21,000 (9)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	4Q26	16,000 (10)
GSL Château d’If	5,089	19,994	2007	Hapag-Lloyd	4Q26	1Q27	14,500 (10)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	ZIM	3Q21	1Q22	13,250
Athena	2,762	13,538	2003	MSC(11)	2Q24	2Q24	21,500(11)
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	1Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	2Q24	20,700(12)
Manet	2,272	11,727	2001	Sea-Lead	4Q21	4Q21	12,850
Keta	2,207	11,731	2003	OOCL	4Q24	1Q25	9,400 (13)
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000(14)
Kumasi	2,207	11,791	2002	CMA CGM	3Q21	4Q21	9,300
Marie Delmas	2,207	11,731	2002	CMA CGM	3Q21	4Q21	9,300

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(1) Modern design, high reefer capacity, fuel-efficient vessel.
(2) MSC Tianjin. Chartered at $23,000 per day through dry-docking in 2Q2021; thereafter at $19,000 per day, due to cancellation of scrubber installation. MSC Qingdao has a scrubber installed and will continue to trade at a rate of $23,000 per day.
(3) GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.
(4) GSL Christen. Chartered at $15,000 per day through May 2021, at which time the rate increased to $35,000 per day.
(5) GSL Nicoletta. Chartered to MSC at $13,500 per day to 3Q21; thereafter to be chartered to Maersk at $35,750 per day.
(6) CMA CGM Berlioz. Chartered at $34,000 per day through December 2021, at which time the rate will increase to $37,750 per day.
(7) Tasman. 12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.
(8) A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, at a rate of $32,500 per day from May 2021, and ZIM Europe (formerly Dimitris Y), at a rate of $24,250 per day, from May 2022.
(9) Orca I. Chartered at $10,000 per day through April 2021, at which time the rate increased to $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(10) CMA CGM Alcazar and GSL Chateau d’If. Both ships have been forward fixed to CMA CGM for five years at $35,500 per day, with the new charters due to commence in 4Q2021;
(11) Athena. Chartered to MSC at a rate of $9,000 per day through April 2021, at which time the vessel was drydocked. Thereafter chartered to Hapag-Lloyd at $21,500 per day;
(12) Newyorker. Drydocked in 2Q2021; thereafter chartered to CMA CGM at $20,700 per day;
(13) Keta. Chartered to OOCL at $9,400 per day through 3Q2021. Thereafter forward fixed to CMA CGM at $25,000 per day;
(14) Julie. Chartered to Sea Consortium at a rate of $9,250 per day through May 2021; thereafter extended at $20,000 per day;

9

Purchased Fleet

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $	Actual/ Estimated Delivery date

GSL Dorothea	6,008	24,243	2001	Maersk	2Q24	4Q26	Note(1)	26/04/2021
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	Note(1)	26/04/2021
GSL Violetta	6,008	24,873	2000	WHL/Maersk	4Q24	2Q26	Note(1)	28/04/2021
tbr GSL Maria	6,008	24,414	2001	ONE/Maersk	3Q24	2Q27	Note(1)	28/04/2021
GSL Tegea	6,008	24,308	2001	Maersk	2Q24	4Q26	Note(1)	17/05/2021
tbr GSL Melita	6,008	24,848	2001	Maersk	2Q24	4Q26	Note(1)	25/05/2021
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	4Q26	Note(1)	28/07/2021
tbr GSL Tripoli	5,470	22,259	2009	Maersk	3Q24	4Q27	Note(2)	3/4Q21
tbr GSL Kithira	5,470	22,108	2009	Maersk	3Q24	4Q27	Note(2)	3/4Q21
tbr GSL Tinos	5,470	22,067	2010	Maersk	3Q24	4Q27	Note(2)	3/4Q21
tbr GSL Syros	5,470	22,098	2010	Maersk	3Q24	4Q27	Note(2)	3/4Q21
tbr GSL Susan	4,363	17,309	2008	CMA CGM	3Q22	4Q22	22,000	29/07/2021
tbr GSL Rossi	3,421	16,309	2012	Gold Star	1Q22	2Q22	20,000	29/07/2021
tbr GSL Alice	3,421	16,209	2014	CMA CGM	1Q23	2Q23	21,500	29/07/2021
tbr GSL Eleftheria	3,405	16,209	2013	Maersk	3Q25	4Q25	12,000(3)	29/07/2021
tbr GSL Melina	3,400	16,209	2013	Maersk	2Q23	3Q23	24,500	29/07/2021
Matson Molokai	2,824	12,032	2007	Matson	2Q22	2Q22	20,250	15/07/2021
tbr GSL Lalo	2,824	11,951	2006	ONE	1Q23	2Q23	18,500	29/07/2021
tbr GSL Mercer	2,824	11,970	2007	Hapag	3Q21	4Q21	11,700	29/07/2021
tbr GSL Elizabeth	2,742	11,507	2006	ONE	4Q22	1Q23	18,500	28/07/2021
tbr GSL Chloe	2,546	12,212	2012	ONE	4Q21	4Q21	15,000	29/07/2021
tbr GSL Maren	2,546	12,212	2014	Westwood	4Q22	1Q23	19,250	29/07/2021
tbr GSL Amstel	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900	29/07/2021

(1)	On February 9, 2021 we announced that we had contracted to purchase seven ships of approximately 6,000 TEU each, which have now been delivered. Contract cover for each vessel is for a firm period of at least three years from the date each vessel is delivered, with charterers holding a one-year extension option on each charter, followed by a second option with the period determined by (and terminating prior to) each vessel’s 25th year dry-docking & special survey. During the firm periods of cover the seven charters are expected to generate aggregate annualized Adjusted EBITDA of approximately $29.0 million. Five ships are chartered to Maersk from delivery; the remaining two (GSL Maria & GSL Violetta) will be chartered to Maersk upon completion of short charters to Wan Hai and ONE, respectively.
(2)	On June 16, 2021 we announced that we had contracted to purchase four ultra-high reefer ships of 5,470 TEU each. These ships are scheduled to deliver in 3/4Q21. Contract cover is for a firm period of three years, with a period of an additional three years at charterers’ option. During the firm periods of cover the four charters are expected to generate aggregate annualized Adjusted EBITDA of approximately $31.1 million.
(3)	GSL Eleftheria. Chartered to Maersk at $12,000 per day through September 2021; thereafter extended at $37,975 per day.

10

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended June 30, 2021 today, Thursday August 5, 2021 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 2096344

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Saturday, August 21, 2021 at (855) 859-2056 or (404) 537-3406. Enter the code 2096344 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com

 Annual Report on Form 20-F

The Company’s Annual Report for 2020 was filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at August 5, 2021, Global Ship Lease owns 61 containerships, ranging from 1,118 to 11,040 TEU, and has contracted to purchase a further four ships, for a total fleet of 65 ships with an aggregate capacity of 342,378 TEU. 32 ships are wide-beam Post-Panamax.

Adjusted to include all charters agreed, and ships contracted to be purchased, up to August 4, 2021, the average remaining term of the Company’s charters as at June 30, 2021, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.37 billion. Contracted revenue was $1.61 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.

11

Reconciliation of Non-U.S. GAAP Financial Measures

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, charges for share based compensation and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We have not provided a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Six	Six
		months	months	Months	Months
		ended	ended	Ended	Ended
		June 30,	June 30,	June 30,	June 30,
		2021	2020	2021	2020

Net income available to Common Shareholders		30,065	12,605	34,224	13,226

Adjust:	Depreciation and amortization	13,136	11,578	25,519	23,126
	Impairment of vessels	-	912	-	8,497
	Gain on sale of vessel	(7,770)	-	(7,770)	-
	Interest income	(121)	(193)	(364)	(831)
	Interest expense	13,998	15,984	39,254	35,539
	Share based compensation	150	855	1,854	1,284
	Earnings allocated to preferred shares	2,011	911	3,495	1,790
	Income tax	-	3	-	3

Adjusted EBITDA		51,469	42,655	96,212	82,634

12

B.	Normalized net income

Normalized net income represents net income available to common shareholders adjusted for impairment charges, the premium paid on redemption of our 2022 Notes together with the associated accelerated amortization of deferred financing costs and original issue discount, prepayment fees on repayment of credit facilities, accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, and gains or losses on sale of vessels. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME

(thousands of U.S. dollars)

		Three	Three	Six	Six
		months	months	months	months
		ended	ended	Ended	ended
		June 30,	June 30,	June 30,	June 30,
		2021	2020	2021	2020

Net income available to Common Shareholders		30,065	12,605	34,224	13,226

Adjust:	Gain on sale of vessel	(7,770)	-	(7,770)	-
	Prepayment fee on repayment of Odyssia Credit Facilities	1,438	-	1,438	-
	Prepayment fee on partial repayment of Blue Ocean Credit Facility	-	-	1,618	-
	Impairment of vessels	-	912	-	8,497
	Accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares	-	426	1,346	426
	Premium paid on redemption of 2022 Notes	-	-	5,764	2,271
	Accelerated write off of deferred financing charges related to redemption of 2022 Notes	-	-	3,745	-
	Accelerated write off of original issue discount related to redemption of 2022 Notes	-	-	1,133	-

Normalized net income		23,733	13,943	41,498	24,420

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," “should,” "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

13

 The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;

•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facilities;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.
14

 Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.

Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

15

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$142,963	$80,757
Restricted cash	17,465	825
Accounts receivable, net	2,872	2,532
Inventories	6,455	6,316
Prepaid expenses and other current assets	12,004	6,711
Due from related parties	2,007	1,472
Total current assets	$183,766	$98,613
NON - CURRENT ASSETS
Vessels in operation	$1,212,642	$1,140,583
Advances for vessels acquisitions and other additions	27,645	1,364
Deferred charges, net	23,605	22,951
Restricted cash, net of current portion	5,076	10,680
Total non - current assets	1,268,968	1,175,578
TOTAL ASSETS	$1,452,734	$1,274,191
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$10,806	$10,557
Accrued liabilities	16,116	19,127
Current portion of long-term debt	95,312	76,681
Deferred revenue	6,243	5,623
Due to related parties	312	225
Total current liabilities	$128,789	$112,213
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$726,008	$692,775
Intangible liability-charter agreements	4,571	4,462
Total non - current liabilities	730,579	697,237
Total liabilities	$859,368	$809,450
Commitments and Contingencies
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,283,468 shares issued and outstanding (2020 – 17,741,008 shares)	362	177
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 36,772 shares issued and outstanding (2020 – 22,822 shares)	-	-
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value Nil shares issued and outstanding (2020 - 250,000 shares)	-	3
Additional paid in capital	689,921	586,355
Accumulated deficit	(96,917)	(121,794)
Total shareholders' equity	593,366	464,741
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,452,734	$1,274,191

16

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
OPERATING REVENUES
Time charter revenue (includes related party revenues of $33,810 and $36,848 for each of the three month periods ended June 30, 2021 and 2020, respectively, and $66,005 and $74,524 for each of the six month periods ended June 30, 2021 and 2020, respectively)	$82,871	$71,376	$155,851	$142,323
OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $3,578 and $3,068 for each of the three month periods ended June 30, 2021 and 2020, respectively, and $6,868 and $6,105 for each of the six month periods ended June 30, 2021 and 2020, respectively)	28,120	24,170	52,406	49,682
Time charter and voyage expenses (includes related party brokerage commissions of $781 and $591 for each of the three month periods ended June 30, 2021 and 2020, respectively, and $1,470 and $1,201 for each of the six months period ended June 30, 2021 and 2020, respectively)	2,124	2,712	3,889	6,181
Depreciation and amortization	13,136	11,578	25,519	23,126
Impairment of vessels	-	912	-	8,497
General and administrative expenses	1,857	2,322	6,131	4,759
Gain on sale of vessels	(7,770)	-	(7,770)	-
Operating Income	45,404	29,682	75,676	50,078

NON-OPERATING INCOME/(EXPENSES)
Interest income	121	193	364	831
Interest and other finance expenses (include of $5,764 and $2,271 Notes premium for each of the six months ended June 30, 2021 and 2020, respectively)	(13,998)	(15,984)	(39,254)	(35,539)
Other income, net	549	(372)	933	(351)
Total non-operating expenses	(13,328)	(16,163)	(37,957)	(35,059)
Income before income taxes	32,076	13,519	37,719	15,019
Income taxes	-	(3)	-	(3)
Net Income	$32,076	$13,516	$37,719	$15,016
Earnings allocated to Series B Preferred Shares	(2,011)	(911)	(3,495)	(1,790)
Net Income available to Common Shareholders	$30,065	$12,605	$34,224	$13,226

17

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income	$32,076	$13,516	$37,719	$15,016
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$13,136	$11,578	$25,519	$23,126
Impairment of vessels	-	912	-	8,497
Gain on sale of vessel	(7,770)	-	(7,770)	-
Amortization of deferred financing costs	957	994	5,363	1,921
Amortization of original issue discount/premium on repurchase of notes	92	143	7,136	2,282
Amortization of intangible liabilities/assets-charter agreements	(1,959)	(124)	(2,461)	355
Share based compensation	150	853	1,854	1,282
Changes in operating assets and liabilities:
Increase/(decrease) in accounts receivable and other assets	$(1,768)	$390	$(5,633)	$182
Increasse in inventories	(476)	(80)	(139)	(476)
Increase/(decrease) in accounts payable and other liabilities	2,918	(11,749)	(3,148)	(5,154)
Increase/(decrease) in related parties' balances, net	788	(1,526)	(447)	(3,460)
Increase/(decrease) in deferred revenue	572	(1,659)	620	(4,968)
Unrealized foreign exchange loss	-	1	-	1
Net cash provided by operating activities	$38,716	$13,249	$58,613	$38,604
Cash flows from investing activities:
Acquisition of vessels and intangibles	$(98,400)	$-	$(98,400)	$(23,060)
Cash paid for vessel expenditures	(328)	(277)	(2,233)	(1,385)
Advances for vessel acquisitions and other additions	(25,709)	(1,079)	(25,957)	(1,279)
Cash paid for drydockings	(2,594)	(3,117)	(4,181)	(7,189)
Net proceeds from sale of vessels	16,514	4,119	16,514	4,119
Net cash used in investing activities	$(110,517)	$(354)	$(114,257)	$(28,794)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$7,606	$-	$22,702	$19,193
Repurchase of 2022 Notes, including premium	-	(625)	(239,183)	(57,822)
Proceeds from drawdown of credit facilities	225,605	-	461,805	47,000
Repayment of credit facilities	(23,021)	(20,460)	(53,838)	(33,912)
Repayment of refinanced debt	(143,799)	-	(143,799)	(44,366)
Deferred financing costs paid	(3,680)	(89)	(7,916)	(969)
Proceeds from offering of Class A common shares, net of offering costs	(372)	(37)	67,612	(76)
Proceeds from offering of Series B preferred shares, net of offering costs	23,649	1,179	34,345	4,982
Class A common shares-dividend paid	(9,347)	-	(9,347)	-
Series B Preferred Shares-dividend paid	(2,011)	(911)	(3,495)	(1,790)
Net cash provided by / (used in) financing activities	$74,630	$(20,943)	$128,886	$(67,760)
Increase/(decrease) in cash and cash equivalents and restricted cash	2,829	(8,048)	73,242	(57,950)
Cash and cash equivalents and restricted cash at beginning of the period	162,675	97,734	92,262	147,636
Cash and cash equivalents and restricted cash at end of the period	$165,504	$89,686	$165,504	$89,686
Supplementary Cash Flow Information:
Cash paid for interest	$10,078	$21,909	$24,547	$33,098
Non-cash Investing activities:
Unpaid drydocking expenses	1,890	482	1,890	482
Unpaid vessel expenditures	3,474	2,823	3,474	2,823
Non-cash financing activities:
Unpaid offering costs	63	-	63	-
Unpaid deferred financing costs	406	-	406	-

18